NEWS RELEASE

STRATASYS SHAREHOLDERS APPROVE ALL PROPOSALS AT 2016 ANNUAL SHAREHOLDER MEETING

Following shareholder meeting, Stratasys Board elects exemption from Israeli external director requirements

Company notified as to non-compliance, and remedied compliance, with NASDAQ audit committee composition requirements

Minneapolis & Rehovot, Israel, May 11, 2016 — Stratasys Ltd. (Nasdaq:SSYS), the 3D printing and additive manufacturing solutions company, today announced that its shareholders have approved all four proposals at the Company’s 2016 annual general meeting of shareholders, which was held on May 5, 2016. The proposals, which were described in more detail in Stratasys’ proxy statement for the Meeting (the “Proxy Statement”), which was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K furnished by Stratasys to the Securities and Exchange Commission on April 8, 2016, consisted of the following:

Proposal 1: Re-election of each of Messrs. Elchanan Jaglom, S. Scott Crump, David Reis, Edward J. Fierko, Ilan Levin and John J. McEleney, and Ms. Ziva Patir, to serve as a director of the Company until the 2017 annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

Proposal 2: Re-election of Mr. Victor Leventhal and election of Mr. Haim Shani, in each case to serve as an external director of the Company for a three-year term, until May 5, 2019, pursuant to the Israeli Companies Law.

Proposal 3: Approval of annual compensation packages for the independent directors (including external directors) of the Company in respect of their directorship services.

Proposal 4: Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2016 and until the next annual general meeting of shareholders, and authorization of our Company’s board of directors (upon recommendation of the audit committee of the board) to fix their remuneration.

Following the shareholder meeting, on May 6, 2016, the Stratasys Board of Directors adopted exemptions recently promulgated under the Israeli Companies Law that enable the Company to re-designate its external directors as ordinary directors, and to instead comply with NASDAQ listing requirements related to independent directors. As a result, under the Company’s articles of association, as amended, each of Messrs. Victor Leventhal and Haim Shani will now serve as an ordinary director until the Company’s 2017 annual general meeting of shareholders (and not for a three-year term) and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal.

Under the exemptions adopted by the Stratasys Board, the Company will also be exempt from the Israeli Companies Law requirements related to the composition of the audit committee and compensation committee of the board of directors. In order to be eligible for these exemptions, Stratasys currently complies, and will be required to continue to comply, with the NASDAQ majority board independence requirement, and the NASDAQ and SEC audit and compensation committee composition requirements, which are in each case applicable to domestic U.S. companies.

The Company’s adoption of the exemptions is subject to certain additional conditions under the Israeli Companies Law regulations, including:

●	the maintenance of the listing of Stratasys’ ordinary shares on the NASDAQ Global Select Market or on one of certain other U.S. stock exchanges;
●	Stratasys’ lacking a “controlling shareholder” (as defined under the Israeli Companies Law); and
●	if, at the time of election of a director, all existing members of the Board are of the same gender, the Company must elect a Board member of the opposite gender.

The adoption of the exemptions may be revoked by the Stratasys Board, and would be required to be revoked in the event that the Company no longer meets the above-described conditions under Israeli law.

Also following the shareholder meeting, on May 9, 2016, the Company received a Staff Deficiency Letter from NASDAQ that indicated that the Company had failed to comply, but had subsequently regained its compliance, with the audit committee composition requirements for continued listing set forth in NASDAQ Listing Rule 5605(c)(2). The subject NASDAQ listing rule requires that Stratasys maintain an audit committee of its board of directors that is comprised of three or more members, each of whom must meet certain criteria related to independence and financial sophistication. The number of members of the Company’s audit committee had fallen below three during the period following the expiration of the term of the Company’s external directors in late February 2016. Upon the re-election of Mr. Leventhal and the election of Mr. Shani pursuant to Proposal 2 at the Meeting, and their designation to serve on the audit committee, the Company once again has three independent directors who serve on the audit committee and who meet the NASDAQ listing criteria (including independence criteria) for such service.

For more than 25 years, Stratasys Ltd. (NASDAQ:SSYS) has been a defining force and dominant player in 3D printing and additive manufacturing – shaping the way things are made. Headquartered in Minneapolis, Minnesota and Rehovot, Israel, the company empowers customers across a broad range of vertical markets by enabling new paradigms for design and manufacturing. The company’s solutions provide customers with unmatched design freedom and manufacturing flexibility – reducing time-to-market and lowering development costs, while improving designs and communications. Stratasys subsidiaries include MakerBot and Solidscape, and the Stratasys ecosystem includes 3D printers for prototyping and production; a wide range of 3D printing materials; parts on-demand via Stratasys Direct Manufacturing; strategic consulting and professional services; and the Thingiverse and GrabCAD communities with over 2 million 3D printable files for free designs. With more than 2,700 employees and 800 granted or pending additive manufacturing patents, Stratasys has received more than 30 technology and leadership awards. Visit us online at: www.stratasys.com or http://blog.stratasys.com/, and follow us on LinkedIn.

Stratasys is a registered trademark of Stratasys Ltd. and/or its subsidiaries or affiliates.

Stratasys Investor Relations
Shane Glenn, 952-294-3416
Vice President - Investor Relations
shane.glenn@stratasys.com